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                            December 21, 2023

       Bryan Langley
       Executive Vice President and Chief Financial Officer
       Floor & Decor Holdings, Inc.
       2500 Windy Ridge Parkway SE
       Atlanta, GA 30339

                                                        Re: Floor & Decor
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 29, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended September 28, 2023
                                                            File No. 001-38070

       Dear Bryan Langley:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 29, 2022

       Notes to Consolidated Financial Statements
       Note 2. Revenue
       Disaggregated Revenue, page 73

   1. Please explain to us your consideration of disclosing disaggregated revenue by customer type as we note you
discuss sales trends for Pros, Do-It-Yourself (DIY), and Buy-It-
                                                        Yourself (BIY)
customers in your quarterly earnings calls with analysts. Refer to ASC
                                                        606-10-50-5 and 50-6
and ASC 606-10-55-89 through 55-91.
 Bryan Langley
FirstName LastNameBryan    Langley
Floor & Decor  Holdings, Inc.
Comapany21,
December  NameFloor
              2023    & Decor Holdings, Inc.
December
Page 2    21, 2023 Page 2
FirstName LastName
Form 10-Q for Fiscal Quarter Ended September 28, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Gross Profit and Gross Profit Margin, page 23

2. Please provide a separate discussion and analysis of cost of sales if changes in amounts are material. In your disclosure, consider discussing and quantifying components of costs of sales to the extent material to the change in cost of sales between periods. Refer to Item
         303(c)(2) of Regulation S-K. This comment also applies to your annual reporting, if material.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services